UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: June 19, 2009

EXHIBIT INDEX

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

PERFECT WORLD RAISES GUIDANCE FOR THE SECOND

QUARTER OF 2009

Beijing China (June 19, 2009) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that it has updated its revenue guidance for the second quarter of 2009.

Due to stronger than expected ramp-up and traction of the newly launched “Battle of the Immortals,” especially in the past month, and better than anticipated results from recently launched expansion packs on some of the existing games during the second half of the quarter, the Company now raises its revenue guidance to be between RMB489 million and RMB510 million, which represents a sequential increase of 15% to 20%. This compares to the previously announced sequential guidance of a 2% decline to a 2% increase in revenue.

Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World, commented, “The visibility on our second quarter performance is increasing and we believe our results will come in ahead of our previous expectations. We are now beginning to benefit from our fine-tuned strategy of devoting more resources to longer-term projects. A good example is ‘Battle of the Immortals,’ our newly launched 2.5D mysterious adventure MMORPG, which has been very well-received as we devoted more resources to further developing the game prior to its debut. This successful launch also allows us to demonstrate our ability to leverage our leading technology and rich R&D and operating experience in the 3D market in penetrating into 2.5D and 2D markets more competitively.”

“We are also seeing an encouraging outcome from our diversification strategy as we expand our game portfolio to benefit from multiple growth drivers. We are constantly enhancing our leading technology, which enables us to be more flexible in terms of game development and rolling out the newest expansion packs, so as to conform to customers’ changing preferences more efficiently. Going forward, we will continue to allocate more resources to longer-term projects and larger expansion packs to lengthen the growth cycle of our games. In addition, we will further deepen and diversify our pipeline targeting different market segments, and build up a variety of franchises with multiple flagship titles. We remain committed to executing these strategies to drive the strong growth and sustainability of our Company.”

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West” and “Battle of the Immortals;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “future,” “plans,” “believes” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com